Mail Stop 3561

November 25, 2009

By U.S. Mail and facsimile to (785) 575-8136

Larry D. Irick
Vice President, General Counsel and Corporate Secretary
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

      Re: **Westar Energy, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              Proxy Statement on Schedule 14A
              Filed April 2, 2009
              File No. 001-03523

Dear Mr. Irick:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director